05012980

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 30 2005
WASH. D.C. 185

Your reference File No. 82-5089
Our reference RR/jp
Date 11/29/2005

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich appoints Markus Hongler as CEO Switzerland"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

Raffaella Russi

Enclosures

File No. 82-5089

Announcement

ZURICH
FINANCIAL SERVICES

Zurich appoints Markus Hongler as CEO Switzerland

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Sec. no.: 001107539

Media & Public Relations
Tel. +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Tel. +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 29, 2005 – Zurich Financial Services Group (Zurich) has appointed today Markus Hongler (48) to Chief Executive Officer (CEO) in charge of its Swiss business effective January 1, 2006. On this date, Hans-Jürg Bernet (56) will retire, having been CEO in Switzerland since 2001. Markus Hongler will report to Dieter Wemmer, CEO Europe General Insurance, and will be a member of the Executive Committee of the Europe General Insurance business division.

Dieter Wemmer said: "Zurich Switzerland is a profitable business unit, making significant contributions to the results of the Group, as well as being an important flagship for the Group. Over the past few years, Hans-Jürg Bernet has successfully managed the turnaround of our business in Switzerland, and the Group is deeply indebted to him. I am delighted to have been able to engage Markus Hongler for the role of CEO Switzerland. With his extensive knowledge, profound experience and management skills, he will be responsible in a next phase for the further steady development of our business in the Swiss domestic market, to achieve sustainable, profitable growth and to support me in the process of European integration."

Markus Hongler said: "I am pleased to be returning to Zurich Switzerland and its strong management team. We will build on a firm foundation in order to carve out an even stronger position for Zurich in its domestic market."

ZURICH
FINANCIAL SERVICES

Markus Hongler has more than thirty years of experience in every sector of the insurance industry. He joined Zurich in 1983 where he held a variety of management positions in the area of international business. In 1994, he assumed marketing responsibility for corporate business at Zurich Switzerland. Three years later, he was appointed to the executive management team of Zurich Switzerland in charge of the "Direct" business unit. In 2001, as CEO, Markus Hongler was entrusted with setting up Continental Europe Corporate (CEC), Zurich's first international business unit. Since the launch of a global unit for the global corporate business in April 2004, he has been CEO Global Corporate in Europe.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland, has offices in more than 50 countries and employs about 57,000 people.